CHANGE OF STATUS REPORT
National Instrument 51-102

To:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Toronto Stock Exchange

RE:	Auryn Resources Inc. (the “Company”)

Effective October 31, 2016, the Company’s common shares ceased trading on the TSX Venture Exchange, and effective November 1, 2016, the Company’s common shares became listed on the Toronto Stock Exchange. As a result, the Company ceased to be a “venture issuer” as defined under National Instrument 51-102 on November 1, 2016.

Dated the 3rd day of November, 2016

AURYN RESOURCES INC.

Per:	“Peter Rees” (signed)
Name:	Peter Rees
Title:	CFO and Corporate Secretary